EVENT:	ENERPLUS RESOURCES FUND AND FOCUS ENERGY TRUST MERGER CONFERENCE CALL
TIME:	12H00 E.T.
REFERENCE:	ENERPLUS RESOURCES FUND
LENGTH:	APPROXIMATELY 28 MINUTES
DATE:	DECEMBER 3, 2007

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OPERATOR: Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the Enerplus Resources and Focus Energy Conference Call regarding their strategic merger. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulty hearing the conference, please press the '*0' for operator assistance at any time. I would like to remind everyone that this conference is being recorded today, Monday, December 3, 2007, at 12 p.m. Eastern Time. I would now like to turn the conference over to Mr. Gordon Kerr, President and Chief Executive Officer of Enerplus. Please go ahead, sir.
GORDON J. KERR (President and Chief Executive Officer, Enerplus Resources Fund): Thank you, operator, and good morning, everyone. As you've been advised, it's Gord Kerr, President and CEO of Enerplus Resources Fund. I'm here today with Derek Evans, President and CEO of Focus Energy Trust. On behalf of everyone at Enerplus and Focus, I thank you for joining us on this call, particularly given the rather short notice. Earlier this morning, Enerplus and Focus issued a joint news release outlining an agreement that provides for the strategic combination of Enerplus and Focus. Copies of our joint news release can be found on both our websites, and a replay of this call will be available following the dial-in information contained within the news release. The purpose of this call is to outline the proposed transaction and to answer any questions you may have.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Now, as I'm always required to do, before we get started, let me just quickly direct your attention to our advisory on forward-looking information found at the end of the press release. Information in this call will contain forward-looking statements, and therefore, listeners should understand the risks and limitations of that information as outlined in the advisory.
Let me just start with a brief summary of the proposed transaction. Enerplus and Focus have entered into an agreement that provides for the strategic combination of the two trusts. Under the terms of the agreement, Focus unit holders will receive 0.425 of an Enerplus unit for each Focus Trust unit held. In addition, the Focus partnership units that are currently outstanding and remain outstanding at closing will become exchangeable into Enerplus at the same 0.425 ratio. This represents a premium to Focus unit holders of approximately 3 percent over the 10-day volume weighted average trading price of Focus on the TSX.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

The combined trust will carry on business as Enerplus and continue to be listed on both the TSX and the NYSE. This agreement is subject to approval by at least 66 and two-thirds of Focus unit holders who vote with respect to the transaction. Under the exchange ratio, Enerplus unit holders will own approximately 75 percent of the combined trust, and Focus unit holders will own approximately 21 percent.
Now let me move to what we will see as the key benefits of the combination. We are combining what we believe are two well-respected trusts to create a better, stronger, and more technically focused organization with exciting prospects for the future. The combined trust will have an expanded portfolio of resource play assets with low decline and significant drilling potential that will support long-term distribution. We expect improved operating synergies resulting from significant overlap of properties and a high concentration of shallow natural gas.
We also expect that it will result in increased technical acumen and organizational capabilities. The combined trust will have one of the strongest balance sheets in the sector with a debt-to-cash-flow ratio of approximately one times. With an enterprise value of approximately $7.6 billion, we will have a greater financial capacity to pursue additional M&A activity and large capital projects. We also expect increased trading volumes on the TSX and NYSE, increased weightings in major industries, including the S&P TSX 60 index, and improved access to capital markets.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Let me address other elements of the deal. The Board of Directors of Enerplus and Focus have unanimously approved the combination agreement, and have concluded that the transaction is in the best interest of the Enerplus and Focus unit holders respectively. Focus directors and officers who own approximately 15 percent of the combined outstanding trust units and exchangeable partnership units have agreed to vote their Focus units in favour of the proposed combination.
In the event the transaction is successful, Mr. David O'Brien and Mr. Clayton Woitas, current members of the Focus Board of Directors, have agreed to join the Enerplus Board, and we will be honoured to have these two individuals on our Board. The current Enerplus executive team will continue in their current roles. We expect a significant number of the Focus staff will be offered positions in the combined trust in a variety of leadership, technical, and support roles; however, Focus senior executives are only expected to continue through a transition period.
An information circular is expected to be mailed to unit holders of Focus in late December 2007 or early January 2008, with the Focus unit holder vote to be held sometime in mid- to late- February. Enerplus has the right to match any competing proposal, and Focus has agreed to pay a non-completion fee of $48 million to Enerplus. This transaction is expected to be tax deferred for both Canadian and U.S. resident Focus unit holders. Focus unit holders may elect to treat the transaction as taxable for Canadian federal tax purposes, but that will be their call.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

With respect to the combined trust, it will have over $100,000 BOE of production, 70 percent of which will be operated and will be one of the top shallow gas producers in Canada. We are forecasting 2008 capital spending of approximately $600 million, $500 million of which will be on conventional assets, and $100 million on our oil sands play. 2008 cash flow is forecasted at approximately $1.1 billion in the context of current prices. We will also have a pro forma reserve life index on a 2P basis of approximately 14 years, retaining one of the longest LRIs in this sector.
Now, let me turn to some of the key benefits from an Enerplus perspective. We think it's rare that we get an opportunity to combine with such a well-respected, technically driven organization. Focus is contributing quality properties with high net backs, low operating costs, and strong capital efficiencies. These properties high grade our current portfolio and operating effectiveness.
One of the main properties is Shackleton, which overlaps with our existing interest in the area. The Shackleton property is a large Milk River shallow gas resource

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play in Saskatchewan. It complements our expertise in shallow gas development, which we have built up over the last 10 years. This property alone offers more than 1500 future drilling locations representing approximately five years of low-risk, repeatable development opportunities. We will have a leading operator position in the area, with 95 percent average working interest. This property offers potential for increased wealth density, additional compression, play extension though step well drilling on undeveloped land, and re-completion opportunities.
The second major property is located in northeastern British Columbia. Tommy Lakes provides a resource play focus for Enerplus in deep tight gas and complements Enerplus's existing deep gas plays. It is a tight natural gas property producing from the halfway sandstone formation. It is an operated, winter-access property with more than 50 expected future drilling locations, representing at least three years of anticipated development opportunities.
The halfway sandstone formation. Both the Shackleton and Tommy Lakes properties have large accumulations of natural gas in place where small changes in recovery factors can materially impact remaining reserves and future cash flow. Both properties have top quartile operating metrics. We are increasing our natural gas exposure at a time when North American natural gas prices are currently depressed. We, however, remain bullish on the long-term outlook for natural gas prices. At this point, I'm going to pass the call over to Derek so he can give the Focus perspective on the transaction.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

DEREK W. EVANS (Director, President, and Chief Executive Officer, Focus Energy Trust): Thanks, Gord. Good morning ladies and gentlemen. I'd just like to provide a Focus perspective on the transaction. We are excited about this, as it provides a number of unique benefits, not the least of which is the opportunity to partner with a company that's got great assets. We're also picking up some increased exposure to resource plays that will provide significant, low-risk, repeatable drilling opportunities for the combined entity. Approximately 60 percent of Enerplus's current production comes from these long-life resource plays. If you are familiar with the Focus story, we’ve spent a substantial period of time over the last five years talking about the importance of these plays, not only from a production replacement perspective, but also from a reserve appreciation perspective.
We're also seeing a large portfolio of organic development opportunity come to the table that will complement our substantial drilling inventories at both Tommy Lakes and Shackleton. We're going to get a better balance of commodities, oil and gas, with greater property diversification. Both of those things will mitigate risk on a go-forward basis.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

As we look to the future, we're also picking up some oil sands exposure through Enerplus's interest in the Kirby SAGD project, which has 30,000 barrels a day production potential, and, of course, the Jocelyn (ph) project, with another 30,000 barrels production potential from both mining and SAGD. Both of these projects offer future long-term line-of-sight opportunities, from a production capital perspective over the next 10 years.
One of the substantial benefits to Focus unit holders will, if they continue to hold Enerplus units after the combination, they'll see a 27 percent increase in their distributions from the current distribution level. Thorough this combination, though, we're also improving our cash pool coverage significantly. The combined trust will have one of the lowest debt to cash flow ratios of the large trusts out there, providing it with flexibility and opportunity to undertake more transactions should they appear over the next little while. This transaction also gives us exposure to a larger and well-capitalized entity with significant liquidity.
Just to wrap up here, I take great pride in what the Focus team has been able to accomplish over the last five years and, obviously, our high-quality, long reserve life asset base. We have confidence in Gord and his team to take our people and these assets forward. Gord, I'll turn it back to you.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

GORDON J. KERR: Thanks, Derek. Basically, to come to a conclusion and open up the Q&A, I just want to talk about the strategic rationale for this transaction. It's not about getting bigger. It's about getting better. In addition to the benefits that we outlined above, the combination of the two trusts is designed to enhance the long-term, strategic direction of Enerplus as follows. First of all, it positions us for strong operating metrics with a greater percentage of operated properties and diversity of opportunities. Enerplus will be in a better position to increase our tension on large, meaningful area and play types. The combination of the two trusts creates an organization with a long-term sustainable business model with assets that we believe are ideally suited to support a yield-oriented investment vehicle.
Enerplus expects to continue operating under the trust structure for the next three years, and after 2010, we expect that Enerplus will remain at distributing energy, as we believe this is supported by the nature of our assets, skills, investor expectations and demographics. We believe this transaction is ideally suited to our strategic direction. At this point, I'm going to now open it up for questions, and back to the operator to take the calls.
OPERATOR: Thank you. Thank you. Ladies and gentlemen, we will now conduct the question and answer session. If you have a question, please press the '*' followed by the '1' on your touch-tone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order that they are received. Please ensure you lift the handset if you are using a speakerphone before pressing any keys. One moment, please, for your first question. Your first question comes from Eugene Lapetsky (ph) of (Inaudible) Partners. Please go ahead.
EUGENE LAPETSKY: Hi guys. My first, and I guess only, question is whether or not you are anticipating selling off any assets that are currently in the Focus portfolio? Clearly, you outline two core properties, in Shackleton and Tommy Lakes. Focus also has several other properties in its portfolio. Are you guys looking to divest any of those?
GORDON J. KERR: Eugene, there's actually about six other properties within the Focus assets base, and we actually have pretty good overlap with those as well. I think we were overlapping at about 50 percent of them. At this particular point in time, we have not identified any non-core, I'll call it, assets for disposition. That doesn't mean that we won't look at the combined portfolio as we won't look at the combined portfolio as we go through the transaction to determine if there is something to be sold. Right now, that's not the view that we have.
EUGENE LAPETSKY: Thank you.

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         OPERATOR: Your next question comes from John Partridge of the Globe and Mail. Please go ahead.
JOHN PARTRIDGE: Hi. It's a question for Mr. Evans. Sir, I'm wondering why you've chosen now to accept this offer, given your unit price is barely above the 52-week low. What is it that has made you want to go now, rather than wait, perhaps give the units a chance to recover?
DEREK W. EVANS: John, I think the easy answer to your question is it's a question, or it's a function of finding the right partner at the right time and the right price. The Focus units trade at a significant premium to their net asset value, and as a result, we're not too concerned about what the current gas price environment is because we believe that ultimately, our asset, our long-term asset value is reflected in that premium. In terms of undertaking a transaction at this point in time, we don't believe we're doing it with a significantly undervalued paper. We would point to the fact that we have traded in this range pretty well for the last year, since post the fifth tax announcement in late October of 2006.
JOHN PARTRIDGE: Thank you.

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OPERATOR: Your next question comes from Harold Smith of OSC. Please go ahead.
HAROLD SMITH: Mr. Kerr, other than hope and bad weather, what makes you feel that we are bullish for longer-term outlook on natural gas prices?
GORDON J. KERR: Well, first of all, with respect to bad weather, I think that would be a short-term effect on natural gas. When we look at the nature of the basin, both here in Canada and in the U.S., we think there are challenges in terms of the continuation of supply. Secondly, when you think about the oil sands, and of course, there's been a lot of discussion about bringing natural gas down from the North, there is going to be additional natural gas requirements there. We see challenges, both in the supply side of the equation, and then on the demand side, we see opportunity. One of the things that people do talk a lot about is the incoming LNG supply, and there are a number of projects, I know, that are on the books. I think the reality is that as we get into a more global economy, that supply and where it can go is much more fungible than a lot of people realize. Again, I think I said it right at the get-go that we are still long-term bullish on natural gas, and that's the view that has helped shape our decision on this transaction.
HAROLD SMITH: Thank you.

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OPERATOR: Your next question comes from Pat Roche of Daily Oil Bulletin. Please go ahead.
PAT ROCHE: Hi, your Kirby SAGD, I presume that's completely separate from the Canadian Natural Resources SAGD project by the same name. Is that correct?
GORDON J. KERR: That's correct. We're in the approximate area, but it's totally a separate project.
PAT ROCHE: Okay, and what's the current status right now, and when is first oil expected?
PAT ROCHE: Thank you.
OPERATOR: Your next question comes from John Harding of the National Post. Please go ahead.
JOHN HARDING: Good morning. I wanted to ask: the $600 million capital budget for 2008, is that more or less than Focus and Enerplus spent this year? I also wanted to ask how much exposure the combined entity will have to Alberta, and, if going forward strategically, there will be additional emphasis given the royalties situation in Alberta towards pursuing opportunities in Saskatchewan and North-eastern B.C.?

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GORDON J. KERR: First of all, John, the $600 million is basically the capital programs of both Enerplus and Focus combined. We may reallocate some of the capital, but in the aggregate, we expect to spend in that order. With respect to if it's more or less than what we spent, or will have spent in 2007? It will actually be more because of our Kirby project, if we exclude the acquisition of the Kirby project. In other words, with respect to development spending, we expect to be up. I think, and Derek can correct me if I'm wrong, the spending for Focus in the 2008 program is pretty much in line with the current year.
DEREK W. EVANS: That's correct.
GORDON J. KERR: With respect to exposure into Alberta, well, given that the principal properties of Focus are in Saskatchewan and British Colombia, it will obviously reduce the mix within Alberta. We still will have a significant asset base here in Alberta, combined with both our conventional and our oil sands.
JOHN HARDING: One follow-up, Gord, then, if I might. Was that, the fact that Focus is so focused in Saskatchewan and B.C., was that important to you in this transaction?
GORDON J. KERR: I would suggest, John, that it was an element. Again, when we look at diversification, it's important to us. With respect to, and I know everybody's thinking about the outcome of the royalty review here within the province, there's a couple of things for people to keep in mind. First of all, our disclosure, we indicated that the impact on our cash flows will be mitigated relative to others given the nature of our assets and the nature of our play types. There are others that, I think,

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will have greater exposure, especially when they're in the exploration area. Secondly, with respect to oil sands, the most, I would say, critical concern on the royalty review panel's recommendations was not put into play. By that I mean the Oil Sands Severance Tax. We're, I think, somewhat optimistic on that front. Also, I'd say that the government has indicated that they will work to try to, I'll say, mitigate the unintended consequences of the outcome of the royalty review. In aggregate, it wasn't, I would say, a key driver in the transaction, but it certainly has an element of positiveness to us.
JOHN HARDING: Thank you.
OPERATOR: Your next question comes from Frank Morana (ph) of WTPD Management. Please go ahead.
FRANK MORANA: Well, Mr. Kerr, you've already touched upon my question, which was does the company still stand by its approximation of the royalty, of the post-2008 royalty impact, that being approximately 2 percent of cash flow?
GORDON J. KERR: That certainly applies to Enerplus. When we combine with Focus, I would suggest that it just helps preserve that that may be a conservative number.

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

FRANK MORANA: Two percent?
GORDON J. KERR: On our cash flows. Again, we've put some certain caveats about that. Keep in mind that the royalty kicks in in January 2009. We have a lot of low productivity type of wells. We're not in the high exploration end of the business. That's really where I see a lot of the impact coming into play from the royalty review. It's not so much on existing exploitable assets. It's on future exploration-based assets that some of the bigger concerns out of that whole program are emanating.
FRANK MORANA: Thank you very much.
GORDON J. KERR: You're welcome.
OPERATOR: Ladies and gentlemen, if there are any additional questions at this time, please press the ‘*’, followed by the ‘1’. Your next question comes from Roger Serin of TD Securities. Please go ahead.
ROGER SERIN: Good morning, guys. I got a couple of questions.
GORDON J. KERR: That's a surprise, Roger.
ROGER SERIN: In your press release, you talked about distribution and CAPEX pro forma being about 126 percent of the 2008 cash flow. I wonder if you could touch on a couple of things: what do you think your credit capacity might be, pro forma, and what you should have undrawn? Secondly, what you're looking at as far as drivers to maintain your current distribution levels?

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GORDON J. KERR: First of all, on a combined basis, I'd say the existing lines of credit would aggregate to over $1 billion - well, about $1.35 billion. We will work with the bankers, but I would also think that we might even have additional credit capacity beyond what we both put into place. It's again, I do have a Scottish background, so I'm somewhat concerned about paying fees that I don't have to pay. I think my CFO, Rob Waters, is of the same mind. and I imagine Bill Osmond is as well. I think, you know, we look to have significant, I would say, debt capacity within our ongoing entity. What's the second part?
ROGER SERIN: My math showed you having $400 million to 500 million. Is that what you would consider to be "considerable debt capacity"?
GORDON J. KERR: Yes. That's based on the existing lines of credit, Roger, but, again, I think we could look to expand it if we felt that it was appropriate.
ROGER SERIN: Okay. I guess the second part then was: you've got lots of debt capacity, so you clearly could be spending more than your cash flow between CAPEX and distribution in 2008, but what are, sort of, the drivers you would look, from a distribution policy point of view, to change that and live within your means?

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GORDON J. KERR: Again, we have traditionally advised the market that we'll distribute anywhere from 60 to 90 percent of our cash flow. Over time, of course, we would look to live within our cash flow on an after-distribution basis. We have some significant growth that still lies in front of us, to the extent that we'll finance beyond the existing cash flow. We would still look to continue to do that. We've got our oil sands; we've got our opportunities in the U.S. Now we have some additional opportunities to advance programs on the joint properties.
ROGER SERIN: Thanks, guys. Congratulations.
GORDON J. KERR: Thanks, Roger.
DEREK W. EVANS: Thank you, Roger.
OPERATOR: Your next question comes from Robert Mark (ph) of McDougall, McDougall, and McTier (ph). Please go ahead.
ROBERT MARK: Thanks. A question for Derek: in the past few weeks, months, Derek, you've been talking more about being an acquirer of companies. I'm just wondering what changed in your strategy to decide to become an acquiree?

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DEREK W. EVANS: Well, Robert, I think what we've always talked about was that the goal of the company was to get bigger. We had two strategies. One, which was to go out there and look for small junior oil and gas companies that had sufficient asset quality that would have allowed us to carry on our sustainable business plan. As we've worked through that over the last, last six months, what we're seeing is that the junior oil and gas companies out there, the asset quality would be diluted to us on a go-forward basis and would impair our ability to run that sustainable business model. That's part of the reason, we believe, we trade at the premium we do.
At the same time as we've been undertaking that review of the available junior oil and gas companies, we had also been approached by a number of, what we would call, very high quality trusts - less than five - that had expressed some interest in putting the two companies together. We went in, and we took a look at their asset quality. We came to the conclusion that we were looking for three things if we were going to go down the road of a merger with a trust. We wanted to make sure that the asset quality was comparable or better than our own. We wanted to know that there was a clearly defined picture of what the future looked like. We also wanted to believe and, or we weren't prepared to accept any sort of offer which didn't recognize the premium that we traded at. As we talked to a variety of different players in that (inaudible), Enerplus came to the top. To answer you question more concisely, we always had two plans; the merger with another trust got to the finish line first.
ROBERT MARK: Thanks.
OPERATOR: There are no further questions at this time. Please continue.
GORDON J. KERR: I guess if there are no further questions, we’ll conclude the call. Thank you, everyone, for joining us.
DEREK W. EVANS: Thank you.
OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

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